Filed by Coca-Cola HBC AG pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Coca-Cola Hellenic Bottling Company S.A. Registration Statement File No. 333-184685

        THIS LETTER IS IMPORTANT AND REQUIRES YOUR ATTENTION.    If you are in any doubt about what action you should take, we recommend you seek advice from your broker-dealer, commercial bank, trust company or other nominee, legal advisor, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the offer to exchange/prospectus, dated March 19, 2013 (referred to herein as the "offer to exchange/prospectus"), forming part of the Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the U.S. Securities and Exchange Commission ("SEC"). You can retrieve a copy of the offer to exchange/prospectus and other offer-related documents free of charge from the SEC's website at www.sec.gov. Unless the context requires otherwise, words and expressions defined in the offer to exchange/prospectus have the same meaning in this letter.

        If you are not a U.S. holder of Coca-Cola Hellenic Shares, please disregard this letter. You should contact D.F. King & Co., Inc., at +1 (212) 325-2000 from within the United States or +44 207 920-9700 from outside the United States.

Coca-Cola HBC AG

April 22, 2013

To Coca-Cola Hellenic Shareholders in the United States

Statutory Right Under Greek Law to Exchange or Sell Coca-Cola Hellenic Shares

Dear Sir or Madam,

        Coca-Cola HBC AG ("Coca-Cola HBC") announced today the successful conclusion of its exchange offer for all shares ("Coca-Cola Hellenic Shares") and American depositary shares ("Coca-Cola Hellenic ADSs") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"), which comprised a U.S. offer and a Greek offer.

        As Coca-Cola HBC will hold at least 90% of the total issued Coca-Cola Hellenic Shares upon completion of the exchange offer, holders of Coca-Cola Hellenic Shares who have not validly tendered their shares in the exchange offer have the option to exchange or sell such Coca-Cola Hellenic Shares pursuant to the Greek statutory sell-out from today (except as noted below) until the close of market for the Coca-Cola Hellenic Shares on the Athens Exchange on July 23, 2013 or, if earlier, the expiration of the election deadline of the Greek statutory buy-out (which is described below), as applicable (the "Sell-Out Period"). During the Sell-Out Period, holders are able to receive cash consideration (net of any applicable tax, brokerage and other fees, expenses and clearing duties) by selling their Coca-Cola Hellenic Shares on the Athens Exchange on which Coca-Cola HBC will maintain a standing bid at €13.58 per share during the Sell-Out Period, as required by Greek law, subject to the trading suspension expected to occur at the beginning of the market today until completion of the exchange offer. In addition, holders may elect to receive Coca-Cola HBC Shares in the forms offered in the exchange offer. However, it is expected that such share consideration will not be delivered until approximately eight Greek business days following the termination of the Sell-Out Period. The terms of the Greek statutory sell-out are more fully described in the offer to exchange/prospectus.

        We are sending you this letter either (a) because you appear not to have accepted the U.S. offer for all the Coca-Cola Hellenic Shares registered in your name or (b) because your acceptance was invalid.

        The enclosed election form is designed to allow you to elect to receive share consideration in the Greek statutory sell-out.

        It is expected that the share consideration offered in the Greek statutory sell-out will not be delivered until approximately eight Greek business days following the termination of the Sell-Out Period. Coca-Cola HBC expects that the completion of the Greek statutory sell-out with respect to the share consideration will be pre-empted by the completion of the Greek statutory buy-out, which is described below. As a result, if you decide to participate in the Greek statutory sell-out, there can be no assurance that you will receive in the Greek statutory buy-out the form of share consideration you have elected to receive in the Greek statutory sell-out.

What is the consideration payable to holders of Coca-Cola Hellenic Shares in the Greek statutory sell-out portion of the U.S. offer?

        The share consideration payable to U.S. holders of Coca-Cola Hellenic Shares who wish to exchange their Coca-Cola Hellenic Shares in the Greek statutory sell-out portion of the U.S. offer is either, at the holder's election:

  •
  one Coca-Cola HBC Share in book-entry form held through DSS; or

  •
  one Coca-Cola HBC ADS representing one Coca-Cola HBC Share.

        As indicated above, it is expected that the share consideration will not be delivered until approximately eight Greek business days following the expiration of the Sell-Out Period. If you elect to receive Coca-Cola HBC ADSs in the Greek statutory sell-out, the applicable Coca-Cola HBC ADSs will be distributed in direct registration form.

        Holders may also sell all or part of their Coca-Cola Hellenic Shares on the Athens Exchange on which Coca-Cola Hellenic will maintain a standing bid at €13.58 in cash per Coca-Cola Hellenic Share during the Sell-Out Period, as required by Greek law, subject to the trading suspension expected to occur at the beginning of the market today until completion of the exchange offer. Cash proceeds from on-exchange sales will be net of any applicable taxes, brokerage and other fees, expenses and clearing duties, including, without limitation, the Greek transaction tax of 0.20% calculated based on the sale price of the applicable Coca-Cola Hellenic Shares.

How do I exchange my Coca-Cola Hellenic Shares for Coca-Cola HBC Shares or Coca-Cola HBC ADSs in the Greek statutory sell-out?

        If you wish to receive Coca-Cola HBC Shares or Coca-Cola HBC ADSs in the Greek statutory sell-out, you need to complete (including, without limitation, by selecting the form of share consideration to be received in the Greek statutory sell-out) and sign the enclosed declaration of election and return it together with any required documentation to your broker, dealer, bank, trust company or other nominee which is an operator (the "Operator") of your securities account in the Greek dematerialized securities system ("DSS"). By signing and submitting the declaration of election to your Operator, you will be deemed to irrevocably authorize and instruct your Operator to (a) forward the declaration of election to Hellenic Exchanges S.A., Holdings, Clearing, Settlement and Registry ("HELEX") and deliver a copy to any agent appointed for purposes of the implementation of the Greek statutory sell-out rights, (b) block your Coca-Cola Hellenic Shares tendered for exchange by moving them from your DSS securities account to your DSS special account, (c) submit to HELEX any required information for purposes of the implementation of the Greek statutory sell-out in accordance with applicable Greek law and regulation and (d) take any other steps which may be necessary or advisable to give effect to your instructions.

        Promptly after the expiration of the Sell-Out Period, HELEX will move your Coca-Cola Hellenic Shares tendered for exchange into the DSS special account of Coca-Cola HBC. Your Operator, HELEX or any agent appointed in connection with the implementation of the Greek statutory sell-out, as applicable, will also be authorized to take all steps reasonably necessary for the delivery of the Coca-Cola HBC Shares to you in the form that you have selected, including, among other things, any necessary actions to contribute your Coca-Cola Hellenic Shares to Coca-Cola HBC, or exchange your Coca-Cola Hellenic Shares, for your account.

        If you wish to receive Coca-Cola HBC Shares or Coca-Cola HBC ADSs in the Greek statutory sell-out and you hold your Coca-Cola Hellenic Shares indirectly through a broker, dealer, bank, trust company or other nominee which is not an Operator, you should instruct your nominee to provide or cause to be provided the enclosed declaration of election, duly completed and signed as described above, to its Operator.

        The deadline to participate in the Greek statutory sell-out portion of the U.S. Offer is the earlier of the close of trading in Coca-Cola Hellenic Shares on the Athens Exchange on July 23, 2013, and the expiration of the election deadline of the Greek statutory buy-out, as applicable. You must ensure that your Operator receives your instructions and any required documentation, or instruct your nominee to submit your

2

instructions and any required documentation to its Operator, sufficiently in advance of the expiration date of the Sell-Out Period so that the Operator can effect a valid tender prior to the expiration date of the Greek statutory sell-out portion of the U.S. offer.

        When tendering your Coca-Cola Hellenic Shares for exchange in the Greek statutory sell-out, you (or your nominee) will need to specify the consideration (Coca-Cola HBC Shares or Coca-Cola HBC ADSs) you wish to receive in the Greek statutory sell-out. Any elections that do not specify the applicable consideration to be received in the Greek statutory sell-out will be rejected.

        If you wish to deposit your Coca-Cola Hellenic Shares in the Coca-Cola Hellenic ADS program, receive Coca-Cola Hellenic ADSs representing the deposited Coca-Cola Hellenic Shares and tender those Coca-Cola Hellenic ADSs into the Greek statutory sell-out portion of the U.S. Offer through the ADS Exchange Agent, you should, or you should instruct your nominee to, deposit the Coca-Cola Hellenic Shares in the Coca-Cola Hellenic ADS program, pay any applicable fees, taxes and other governmental charges (including any issuance fee to the Coca-Cola Hellenic ADS depositary of up to $5.00 per 100 Coca-Cola Hellenic ADSs issued) and tender the Coca-Cola Hellenic ADSs representing the deposited Coca-Cola Hellenic ADSs pursuant to the terms of the Greek statutory sell-out set forth in the offer to exchange/prospectus and the related supplemental letter of transmittal, which can be obtained from our Information Agent, D.F. King & Co.

        As previously announced, the Greek statutory buy-out is conducted as a subsequent offering period of the U.S. offer. No withdrawal rights apply to the Greek statutory sell-out. An election pursuant to the enclosed declaration of election is irrevocable and cannot be withdrawn.

How do I sell my Coca-Cola Hellenic Shares in the Greek statutory sell-out?

        If you wish to sell your Coca-Cola Hellenic Shares for cash on the Athens Exchange, you should contact your Operator or broker-dealer, commercial bank, trust company or other nominee.

Greek Statutory Buy-Out

        As previously announced, Coca-Cola HBC will initiate the Greek statutory buy-out procedure to compulsorily acquire all remaining Coca-Cola Hellenic Shares, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, as soon as practicable following completion of the exchange offer. The consideration payable for each Coca-Cola Hellenic Share subject to the Greek statutory buy-out will, at the election of each remaining holder, be one Coca-Cola HBC Share in any of the forms offered in the U.S. offer or €13.58 in cash (net of any applicable tax and clearing duties). The initiation of the Greek statutory buy-out procedure will be announced by Coca-Cola Hellenic upon submission by Coca-Cola HBC of its request to the Hellenic Capital Market Commission (the "HCMC") to approve the exercise of the Greek statutory buy-out, and details of the Greek statutory buy-out procedure will be announced by Coca-Cola HBC upon approval of its request by the HCMC. We currently expect to acquire all Coca-Cola Hellenic Shares pursuant to the Greek statutory buy-out in June 2013.

Enquiries

        This letter should be read in conjunction with the offer to exchange/prospectus and the offer-related documents that have been sent to you or that have been published or filed with the SEC by Coca-Cola HBC and Coca-Cola Hellenic. If you would like to obtain a further copy of these documents, or have any questions relating to the Greek statutory sell-out, please contact our Information Agent, D.F. King & Co., at the telephone numbers set out below.

D.F. King & Co.
International: +44 207 920-9700
United States: +1 (212) 325-2000

Yours faithfully,

Coca-Cola HBC AG

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Important Notices

        Coca-Cola HBC has filed with the SEC a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. YOU ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

        The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

        This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as "believe," "outlook," "guidance," "intend," "expect," "anticipate," "plan," "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic's future financial position and results; Coca-Cola Hellenic's outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic's recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic's business and financial condition; Coca-Cola Hellenic's future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

        Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

4

* USE TO TENDER COCA-COLA HELLENIC SHARES IN THE GREEK STATUTORY SELL-OUT ONLY *

Declaration of Share Election

to exchange one ordinary share

of

Coca-Cola Hellenic Bottling Company S.A.

for

one new ordinary share or one American Depositary Share, each representing one ordinary share of

Coca-Cola HBC AG

Pursuant to the Offer to Exchange/Prospectus

Dated March 19, 2013 (as amended or supplemented)

        THIS DECLARATION OF SHARE ELECTION (THIS "DECLARATION") IS FOR USE BY HOLDERS OF ORDINARY SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. ("COCA-COLA HELLENIC") IN THE UNITED STATES WHO (I) HAVE NOT TENDERED OR HAVE NOT VALIDLY TENDERED THEIR COCA-COLA HELLENIC SHARES IN THE EXCHANGE OFFER, (II) WISH TO EXERCISE THEIR SELL-OUT RIGHTS AND (III) ELECT TO RECEIVE ORDINARY SHARES OR AMERICAN DEPOSITARY SHARES OF COCA-COLA HBC AG ("COCA-COLA HBC") IN THE GREEK STATUTORY SELL-OUT, WHICH IS BEING CONDUCTED AS A SUBSEQUENT OFFERING PERIOD OF THE U.S. OFFER.

        THIS DECLARATION OF ACCEPTANCE CAN BE SUBMITTED AT ANY TIME UNTIL THE EARLIER OF THE CLOSE OF TRADING OF THE COCA-COLA HELLENIC SHARES ON THE ATHENS EXCHANGE ON JULY 23, 2013 AND THE EXPIRATION OF THE ELECTION DEADLINE OF THE GREEK STATUTORY BUY-OUT, AS APPLICABLE (THE "SELL-OUT PERIOD"). A SEPARATE ELECTION FORM WILL BE CIRCULATED FOR THE GREEK STATUTORY BUY-OUT, ONCE LAUNCHED. IT IS EXPECTED THAT THE COMPLETION OF THE GREEK STATUTORY SELL-OUT WITH RESPECT TO THE SHARE CONSIDERATION WILL BE PRE-EMPTED BY THE COMPLETION OF THE GREEK STATUTORY BUY-OUT.

        This Declaration must be transmitted to your broker, dealer, commercial bank, trust company or other nominee that is an operator (an "Operator") in the Greek dematerialized securities system (the "DSS").

        You should note that, in accordance with applicable Greek law and regulation, it is expected that the share consideration in the Greek statutory sell-out will only be delivered approximately eight Greek business days after July 23, 2013.

        All elections pursuant to this Declaration are irrevocable. No withdrawal rights apply to the Greek statutory sell-out, which is being conducted as a subsequent offering period of the U.S. Offer.

        You must complete any additional information that may be requested by your financial intermediary.

        Terms used in this Declaration shall have the same meaning as in the offer to exchange/prospectus forming part of the registration statement on Form F-4, file number 333-184685, as amended or supplemented (the "U.S. Offer Prospectus"), in connection with the offer to exchange (the "U.S. Offer") each ordinary share (a "Coca-Cola Hellenic Share") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic") for one new ordinary share (a "Coca-Cola HBC Share") of Coca-Cola HBC AG ("Coca-Cola HBC") or one American depositary share (a "Coca-Cola HBC ADS"), each representing one Coca-Cola HBC Share.

        You should only use this Declaration if you are a holder, directly or indirectly, of Coca-Cola Hellenic Shares and you are located in the United States.

        If you hold American Depositary Shares representing Coca-Cola Hellenic Shares that you wish to tender in the Greek statutory sell-out portion of the U.S. offer, you may not use this Declaration of Acceptance; rather, you should contact our Information Agent, D.F. King & Co, at +1 (212) 325-2000 from within the United States or +44 207 920-9700 from outside the United States, to obtain a Supplemental Letter of Transmittal for use in the Greek statutory sell-out portion of the U.S. Offer.

        The undersigned acknowledges that it is expected that the share consideration offered in the Greek statutory sell-out portion of the U.S. Offer will not be delivered until approximately eight Greek business days following the termination of the Sell-Out Period. Coca-Cola HBC expects that the completion of the Greek statutory sell-out process with respect to the share consideration will be pre-empted by the completion of the Greek statutory buy-out. As a result, there is no assurance that you will receive in the Greek statutory buy-out the form of share consideration you have elected to receive if you exchange your Coca-Cola Hellenic Shares in the Greek statutory sell-out portion of the U.S. Offer.

        This Declaration is submitted for the benefit of:

  1.
  your Operator;

  2.
  Hellenic Exchanges S.A., Holdings, Clearing, Settlement and Registry ("HELEX"); and

  3.
  Coca-Cola HBC.

I.     INFORMATION REGARDING THE TENDERING SHAREHOLDER

Code Number of Investor DSS Account	Securities DSS Account

Surname / Company Name and Company Form(*)

Name	Father's Name

ID Number—Passport Number	Date of Issuing Authority

Tax Registration Number	Tax Authority

Home Address / Registered Seat(*) / Headquarters(*)

Telephone	Fax	E-mail Address

Profession / Main Object of Business(*)	Nationality

Registration Number at the Relevant Publicity Books and Registration Date(*)

Person Responsible for the Legal Entity vis-à-vis the Central Securities Depositary(*)

(CSD) / Contact Persons(*)

(*)
To be completed only by legal entities.

II.    REPRESENTATIONS AND WARRANTIES OF THE TENDERING SHAREHOLDER

        By submitting this Declaration to the Operator, the undersigned represents and warrants for the benefit of the Operator, HELEX, Coca-Cola HBC and any agent that may be appointed for purposes of the implementation of the Greek statutory sell-out portion of the U.S. Offer (each, an "Agent") and agrees as follows:

  1.
  The undersigned is a holder of Coca-Cola Hellenic Shares located in the United States or a financial intermediary (regardless where located) acting directly or indirectly on behalf of a holder of Coca-Cola Hellenic Shares located in the United States.

  2.
  The undersigned elects to receive the share consideration specified in this Declaration in accordance with the terms of the Greek statutory sell-out portion of the U.S. Offer and this Declaration is submitted on its behalf and, as applicable, on behalf of any holder of Coca-Cola Hellenic Shares for which it is acting directly or indirectly.

  3.
  The undersigned has full power and authority to accept the Greek statutory sell-out portion of the U.S. Offer on its behalf and, as applicable, on behalf of any holder of Coca-Cola Hellenic Shares for which it is acting directly or indirectly and to exchange, contribute, assign and transfer the Relevant Shares (as defined below) and any and all securities or rights issued or issuable in respect thereof.

  4.
  When Coca-Cola HBC acquires the Relevant Shares pursuant to the Greek statutory sell-out portion of the U.S. Offer and receives transfer thereof, Coca-Cola HBC will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third party interests together with all rights then or thereafter attaching thereto, including, without limitation, voting rights and the right to receive all amounts payable to a holder thereof in respect of dividends and other distributions (in cash or in kind), if any, if the record date for such dividends or other distributions occurs after the date on which such Relevant Shares are transferred to Coca-Cola HBC pursuant to the Greek statutory sell-out portion of the U.S. Offer.

  5.
  All authority conferred or agreed to be conferred in this Declaration of Acceptance shall survive the undersigned's death or incapacity, and any of the undersigned's obligations hereunder shall be binding upon the heirs, executors, administrators, legal representatives, trustees in bankruptcy, successors and assigns of the undersigned.

  6.
  Neither HELEX nor any Agent has provided nor will provide to the undersigned any investment services in accordance with Greek Law 3606/2007 on Markets on Financial Instruments, and none of them is responsible for evaluating the wisdom of the acceptance of the Greek statutory sell-out portion of the U.S. Offer by the undersigned.

  7.
  Submission of this Declaration does not by itself establish a client relationship between the undersigned and HELEX or any Agent.

  8.
  The undersigned hereby consents to the disclosure of its personal data, their transmission domestically and abroad and their processing by HELEX, any Agent or any other party that may be involved in the process for the implementation of the Greek statutory sell-out portion of the U.S. Offer.

  9.
  The undersigned hereby confirms that all information, data and/or evidence in relation to its identity have been made available to the Operator of the securities account of the undersigned and authorizes HELEX, Coca-Cola HBC or any Agent to request any such information, data and/or evidence as may be required for the purposes of the Greek statutory sell-out portion of the U.S. Offer or applicable law.

  10.
  The undersigned further understands and agrees, as regards HELEX or any Agent acting as such, that:

  (a)
  the delivery of the Consideration Shares (as defined below) to which the undersigned (as Tendering Shareholder) will be entitled pursuant to the Greek statutory sell-out portion of the U.S. Offer depends on the acts and/or omissions of third parties for which neither HELEX nor any Agent shall be responsible.

  (b)
  the sole obligation of HELEX and any Agent hereunder to the undersigned is for the proper performance of the authorizations and instructions given pursuant to this Declaration and its actions based on information provided herein.

  (c)
  (i) HELEX and any Agent will act in accordance with the information provided by the undersigned herein on its behalf and, as applicable, on behalf of any holder of Coca-Cola Hellenic Shares for which it is acting directly or indirectly, (ii) the undersigned acknowledges that neither HELEX nor any Agent has any contractual or other duty to verify, cross-check or confirm any such information and (iii) the undersigned agrees to hold each of HELEX or any Agent harmless from any liability whatsoever, including vis-à-vis any tax, administrative or other authority, in case any information provided herein and on which the HELEX or such Agent has relied proves to be incorrect, to the extent that such party has incurred any liability as a result thereof.

III.  RELEVANT SHARES

        The undersigned hereby elects to receive Consideration Shares pursuant to the Greek statutory sell-out portion of the U.S. Offer and accept without reservation that the following Coca-Cola Hellenic Shares be transferred to Coca-Cola HBC:

Numerically

In words                                                                                               (each, a "Relevant Share")

IV.    DELIVERY OF CONSIDERATION SHARES AND OTHER ACTIONS

        1.     Upon submission of this Declaration to HELEX by the Operator in accordance with applicable law and regulation, the undersigned, as Tendering Shareholder, will be deemed to have agreed to receive Coca-Cola HBC Shares pursuant to the terms of the Greek statutory sell-out portion of the U.S. Offer ("Consideration Shares") and to take all steps, or authorize the Operator, HELEX or an Agent (the Operator, HELEX and any such Agent, in such capacity, the "Attorney-in-Fact"), as applicable, to take all steps reasonably necessary for the delivery of Consideration Shares to or for the benefit of the undersigned in the form that the undersigned has selected pursuant to Section V below, as mandated or permitted, expressly or tacitly, by applicable law and regulation. Without limiting the generality of the foregoing, to the extent Consideration Shares will be issued in a capital increase of Coca-Cola HBC, the undersigned, as Tendering Shareholder, acknowledges and agrees that a contribution-in-kind agreement (the "Contribution-in-Kind Agreement") or any other arrangements necessary or advisable for the implementation of the delivery of Consideration Shares for Relevant Shares may be entered into between the Attorney-in-Fact, in its own name but for the account of the undersigned as Tendering Shareholder, and Coca-Cola HBC or a designee of Coca-Cola HBC.

        2.     For the purposes of delivery of the Consideration Shares to the undersigned in the form selected pursuant to Section V below, the Attorney-in-Fact is hereby instructed, directed and authorized (with power of sub-delegation):

  (a)
  to take all steps and do all things;

  (b)
  to exercise all rights and powers;

  (c)
  to negotiate, consider, vary, settle, agree and approve all matters (including in relation to any agreement, notarial deed, notice, certificate, application for registration, notification of transfer or other document, irrespective of its legal form, including, without limitation, the agreements and documents referred to in paragraph 3 below of this Section IV (together, the "Relevant Documents")); and

  (d)
  to sign, deliver and/or issue all Relevant Documents;

in each case which are necessary or advisable in connection with the delivery of the Consideration Shares to the Tendering Shareholder pursuant to the terms of the Greek statutory sell-out portion of the U.S. Offer.

        3.     Without prejudice to the general power given under paragraph 2 above, each Attorney-in-Fact is authorized to:

  (a)
  enter into the Contribution-in-Kind Agreement and a related subscription form, or any other arrangements contemplated in paragraph 1 above, acting in its own name but for the account of the undersigned, as Tendering Shareholder; and

  (b)
  effect the transfer (including, without limitation, by providing instructions to the registrar of Coca-Cola HBC) of Coca-Cola HBC Shares initially created in book-entry form through SIX SIS AG for further delivery thereof in the form that the undersigned has elected to receive to:

  (i)
  Citibank, N.A., as depositary for the Coca-Cola HBC ADSs, if the election "Coca-Cola HBC ADSs" is made below, for further delivery to the undersigned; and

  (ii)
  HELEX, or a financial intermediary acting for HELEX, if the election "Coca-Cola HBC Shares in DSS" is made below, for further credit to the undersigned.

        The undersigned will, upon request, execute and deliver any additional documents deemed by HELEX, Coca-Cola HBC or any Agent to be necessary or desirable to complete the contribution, assignment and/or transfer of the Coca-Cola Hellenic Shares to Coca-Cola HBC.

        Upon completion of the assignment and/or transfer of the Consideration Shares to which the undersigned, as Tendering Shareholder, is entitled according to this Section IV, the Attorney-in-Fact shall have fulfilled its obligations towards the undersigned as Tendering Shareholder.

V.     CONSIDERATION SHARE ELECTION

        1.     By submitting this Declaration and subject to the terms of the Greek statutory sell-out portion of the U.S. Offer, in consideration for the Relevant Shares, the undersigned elects to receive Consideration Shares in the following form (please tick one box):

Coca-Cola HBC ADSs

Coca-Cola HBC Shares in DSS

        2.     If the undersigned has selected "Coca-Cola HBC ADSs", ADSs will be delivered in the form of uncertificated ADSs to the undersigned as follows:

Name of Transferee:

Street Address:

City, State and Country:

Zip Code:

Nationality:

Social Security or Tax Identification Number:

        3.     If the undersigned has selected "Coca-Cola HBC Shares in DSS", Coca-Cola HBC Shares will be delivered to the securities account indicated in I. above:

VI.   AUTHORIZATIONS AND INSTRUCTIONS TO THE OPERATOR

        By signing and submitting this Declaration, the undersigned irrevocably authorizes and instructs the Operator, which authorization and instruction shall also apply in the circumstances contemplated by Articles 223 and 726 of the Greek Civil Code:

  (a)
  to submit this Declaration to HELEX and deliver a copy hereof to any Agent upon the request of such Agent;

  (b)
  to block the Relevant Shares by moving them from the DSS securities account of the undersigned to the DSS special account of the undersigned;

  (c)
  to send to HELEX or any Agent the information required under applicable law and regulation; and

  (d)
  in general, to do any other thing or take any other action which may be necessary or advisable in connection with the authorization and instructions given to the Operator pursuant to this Section VI.

VII. AUTHORIZATIONS AND INSTRUCTIONS TO HELEX

        By signing and submitting this Declaration to HELEX through the Operator, the undersigned irrevocably authorizes and instructs HELEX, which authorization and instruction shall also apply in the circumstances contemplated by Articles 223 and 726 of the Greek Civil Code:

  (a)
  to move the Relevant Shares from the DSS securities account of the undersigned to the DSS special account of the undersigned and to move the Relevant Shares from the DSS special account of the undersigned to the DSS special account of Coca-Cola HBC in accordance with applicable law and regulation and the terms hereof; and

  (b)
  in general, to do any other thing or take any other action which may be necessary or advisable (i) to give effect to the authorization and instruction given to HELEX pursuant to this Section VII, and (ii) to complete the transfer of the Relevant Shares to Coca-Cola HBC in accordance with applicable law and regulation.

VIII.  OTHER AUTHORIZATIONS AND INSTRUCTIONS

        Without prejudice to the specific authorizations and instructions given above, by signing this Declaration, the undersigned, as Tendering Shareholder, irrevocably authorizes and instructs each

Attorney-in-Fact, which authorization and instruction shall also apply in the circumstances contemplated by Articles 223 and 726 of the Greek Civil Code, to take all steps and do all things, exercise all rights and powers, negotiate, consider, vary, settle, agree and approve all matters (including in relation to the Relevant Documents, sign, deliver and/or issue all Relevant Documents) with right of sub-delegation, that are necessary or advisable in connection with the delivery of the Consideration Shares to which the undersigned will be entitled, as Tendering Shareholder, pursuant to the terms of the Greek statutory sell-out portion of the U.S. Offer.

IX.   IRREVOCABILITY OF THIS DECLARATION

        This Declaration is irrevocable.

X.    APPLICABLE LAW

        The undersigned hereby agrees that the rights and obligations of, and the authorizations and power of attorney included herein to, HELEX or any Agent with registered office in the Hellenic Republic shall be governed by Greek law. In addition, the undersigned acknowledges that the Contribution-in-Kind Agreement and the related subscription form shall be governed by Swiss law and that further documents related to the delivery of the Consideration Shares may be governed by foreign law, in particular Greek and Swiss law.

SIGN HERE

Signature(s) of Tendering Shareholder(s)

Date:                                      ,

Place:

        If any of the Tendered Shares are owned of record by two or more joint owners, all such owners must sign this Declaration.

RECEIPT OF THE DECLARATION BY THE OPERATOR.

        We certify that we received the above Declaration in the name and on behalf of the above mentioned Tendering Shareholder.

Date:                                      ,

Place:

                      (Full name of the Operator)

                      .................................................................................

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the U.S. Offer Prospectus and this Declaration may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished promptly at Coca-Cola HBC's expense. Holders of Coca-Cola Hellenic Shares may also contact their financial intermediaries for assistance concerning the Greek statutory sell-out portion of the U.S. Offer.

The Information Agent for the U.S. Offer is:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Banks and Brokers Call Collect:
1 (212) 269-5550
Call Toll-Free:
1 (800) 859-8511